Exhibit 12

                       ENRON CORP. AND SUBSIDIARIES
                    COMPUTATION OF RATIO OF EARNINGS TO
                               FIXED CHARGES
                           (Dollars in Millions)
                                (Unaudited)


                                      Six Months
                                        Ended              Year Ended December 31,
                                       6/30/99      1998    1997    1996     1995     1994

Earnings available for fixed charges
 Net income before cumulative effect
  of accounting changes                $  475      $  703   $105   $  584   $  520   $  453
 Less:
   Undistributed earnings and
    losses of less than 50% owned
    affiliates                            (13)        (44)   (89)     (39)     (14)      (9)
   Capitalized interest of
    nonregulated companies                (35)        (66)   (16)     (10)      (8)      (9)
 Add:
   Fixed charges(1)                       490         809    674      454      436      487
   Minority interest                       56          77     80       75       27       30
   Income tax expense                     101         204    (65)     297      310      190
     Total                             $1,074      $1,683   $689   $1,361   $1,271   $1,142

Fixed Charges
 Interest expense(1)                   $  465      $  760   $624   $  404   $  386   $  445
 Rental expense representative
  of interest factor                       25          49     50       50       50       42
     Total                             $  490      $  809   $674   $  454   $  436   $  487

Ratio of earnings to fixed charges       2.19        2.08   1.02     3.00     2.92     2.34

(1) Amounts exclude costs incurred on sales of accounts receivables.

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